FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number: 333-143914

Comanche Clean Energy Corporation

(Translation of registrant’s name into English)

 Rua do Rocio 84, 11th Floor
Sao Paulo SP CEP 04552-000, Brazil

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Changes in Management

On February 6, 2009, Comanche Clean Energy Corp.’s (the “Company”) Board of Directors voted to remove Alexandre Tadeu Kume (“Tadeu Kume”) from his positions as Vice President and General Manager – CEO Brazil and Jose Ricardo Kume (“Ricardo Kume”) from his positions as Vice President – Operations – Brazil and General Manager Biodiesel.  João Pesciotto de Carvalho resigned from his position as Vice President of the Company and as a member of its board.

The responsibilities of Tadeu and Ricardo Kume have been assumed by the Company’s senior managers, including the Company’s Chief Financial Officer, Aser Gonçalves, who joined the Company in December, 2008 from Pfizer in Brazil where he was Controller, and the Company’s Chief Operating Officer, Jose Augusto Gonçales, who took that post in January, 2009 after managing the Company’s Santa Anita unit for approximately one year.  Both have begun to work with all the Company’s units to implement more efficient controls and planning.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMANANCHE CLEAN ENERGY CORPORATION
(registrant)

Dated: February 24, 2009	By: /s/ Thomas Cauchois
Name: Thomas Cauchois Title: Chairman